IAM CAPITAL CORPORATION

ANNUAL REPORT

DECEMBER 31, 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50930

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IAM Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Iridian Asset Management LLC, 276 Post Road West

(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lane S. Bucklan   203-341-9053

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP

(Name – if individual, state last, first, middle name)

300 Tice Blvd., Suite 315	Woodcliff Lake	NJ	07677
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Lane S. Bucklan _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

IAM Capital Corporation _____ , as

of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Chief Compliance Officer

Title



Notary Public

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┌─────────────────────────────────────────┐
│        Jodi Lynn Scally                   │
│        NOTARY PUBLIC                       │
│       State of Connecticut                 │
│  My Commission Expires September 30, 2022  │
└─────────────────────────────────────────┘
```

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IAM CAPITAL CORPORATION

ANNUAL REPORT

DECEMBER 31, 2018

TABLE OF CONTENTS

IAM CAPITAL CORPORATION'S EXEMPTION REPORT

IAM Capital Corporation (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (SEC). This Exemption Report was prepared as required by SEC Rule 17a-5(d)(4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

2) The Company met the identified exemption provisions of Rule 15c3-3 under paragraph (k)(2)(i) throughout the most recent fiscal year without exception.

_____

IAM CAPITAL CORPORATION

I, Lane Bucklan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: _CHIEF COMPLIANCE OFFICER_

February 8, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
IAM Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IAM Capital Corporation (the "Company"), as of December 31, 2018, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 I Tel: 201.712.9800 I Fax: 201.712.0988 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Emphasis of a Matter

As more fully described in Notes 1 and 5 to the financial statements, the Company is dependent on, and has material transactions with, a related party. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. Our opinion is not modified with respect to this matter.

We have served as the Company's auditor since 2012.

PKF O'Connor Davies, LLP

February 8, 2019

IAM CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash	$	267,423
Prepaid expenses		2,465
Deferred tax assets		9,000
TOTAL ASSETS	$	278,888

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and taxes payable	$	12,601
STOCKHOLDER'S EQUITY		
Common stock, no par value, 100 shares		
authorized, issued and outstanding		100
Paid-in capital		259,900
Retained earnings		6,287
TOTAL STOCKHOLDER'S EQUITY		266,287
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	278,888

IAM CAPITAL CORPORATION

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

REVENUES:		
Service fee income- related party	$	250,000
Interest income		22
TOTAL REVENUES		250,022
EXPENSES:		
Regulatory fees and expenses		6,396
General and administrative expenses		16,575
TOTAL EXPENSES		22,971
NET INCOME BEFORE INCOME TAX BENEFIT		227,051
INCOME TAX BENEFIT		(250)
NET INCOME	$	227,301

IAM CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2018

	Common Stock	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2018	$ 100	$ 259,900	$ (221,014)	$ 38,986
Net Income	-	-	227,301	227,301
Balance at December 31, 2018	$ 100	$ 259,900	$ 6,287	$ 266,287

IAM CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	227,301
Deferred income taxes		(9,000)
Adjustments to reconcile net income to net cash from operating activities:		
Change in operating assets:		
Prepaid expenses		938
Change in operating liabilities:		
Accrued expenses and taxes payable		8,901
NET CASH FROM BY OPERATING ACTIVITIES		228,140
NET CHANGE IN CASH		228,140
CASH – beginning of year		39,283
CASH – end of year	$	267,423
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid for income taxes	$	250

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

1. ORGANIZATION AND NATURE OF BUSINESS
IAM Capital Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Connecticut Corporation that is a wholly owned subsidiary of Iridian Asset Management LLC (Parent).

The Company has historically funded operations through capital contributions from the Parent, Future operations are dependent on service fees from the Parent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers, on January 1, 2018.

To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

The Company will recognize revenue on its contract services when the services are provided over the terms of the agreement.

Income Taxes
The Company accounts for income taxes in accordance with the "Liability Method," pursuant to U.S. GAAP. Under this method, income taxes consist of taxes currently due plus those deferred due to temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities measured by enacted tax rates for the years in which the taxes are expected to be paid or recovered. The Company recognizes the benefit from income tax positions taken in its income tax returns only when those positions are believed to be more likely than not to be sustained upon review by the tax authorities. Deferred tax assets are reduced by a valuation allowance when in the opinion of management; it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes interest and penalties on income taxes as a component of income tax expense. Management has determined that the Company had no uncertain tax positions that would

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

require financial statement recognition or disclosure. The Company is no longer subject to U.S. federal, state or local income tax examinations for periods prior to December 31, 2015.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, cash is defined as cash balances in operating bank accounts, interest-bearing deposits, and savings accounts. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. NET CAPITAL REQUIREMENTS
The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $254,822 which was $249,822 in excess of its required net capital of $5,000. The Company's ratio of net capital to aggregate indebtedness is 4.95%.

4. INCOME TAXES
For the year ended December 31, 2018, the Company utilized its net operating losses for Federal purposes and net operating losses up to 50% of its taxable income for State purposes. Accordingly, no provision for Federal taxes and $8,750 for State taxes were recorded. At December 31, 2018, the Company has approximately $3,000 of Federal and $106,000 of State net operating losses.

The components of the Company's income tax expense (benefit) are as follows:

	As of December 31, 2018
State income taxes	$ 8,750
Deferred tax benefit	(9,000)
Income tax benefit	$ (250)

4. INCOME TAXES (continued)

At December 31, 2018, the Company's deferred tax assets totaled $9,000 for net operating loss carryforwards. Management has determined that based on expected future operations, the deferred tax assets at December 31, 2018 will more likely be utilized to offset future taxes. Therefore, no valuation allowance related to such deferred tax assets has been recorded at December 31, 2018.

The components of the Company's deferred tax assets are as follows:

	As of December 31, 2018
Deferred tax assets:	
Federal	$ 1,000
State	8,000
Deferred tax assets:	$ 9,000

5. RELATED PARTY TRANSACTIONS

In 2018, the Company entered into a service agreement with the Parent for the purpose of establishing services to be provided by the Company and fees to be charged. No fees had been charged by the Company to the Parent in prior years and any previous inflow of funds were considered capital contributions. During 2018, management evaluated general market conditions and determined that charging a fee was appropriate for the services that the Company has been providing. For the year ended December 31, 2018, total service fee income received by the Company amounted to $250,000.

Included in general and administrative expenses is $2,340 of overhead reimbursement paid to the Parent for the year ended December 31, 2018.

6. CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in financial institutions. The balances are insured by the Federal Deposit Insurance Corporation. At times, the Company's bank balances may exceed insurable limits. Financial instruments that potentially subject the Company to credit risk consist primarily of cash on deposit.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 28, 2019, the date on which the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

SUPPORTING SCHEDULES

IAM CAPITAL CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

Computation of Net Capital

Total stockholder's equity	$	266,287
Deductions:		
Nonallowable assets:		
Prepaid expenses		2,465
Deferred tax assets		9,000
Net Capital	$	254,822

Aggregate Indebtedness

Total aggregate indebtedness	$	12,601

Computation of Basic Net Capital Requirement

a) Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	840
b) Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of (a) or (b))	$	5,000
Excess net capital	$	249,822
Excess net capital at 1,000 percent (Net capital less 120% of (b) minimum net capital)	$	248,822
Ratio: Aggregate indebtedness to net capital		4.95%

There are no material differences between the above computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2018.

See Report Of Independent Registered Public Accounting Firm

IAM CAPITAL CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

IAM CAPITAL CORPORATION

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

The Company carries no customer accounts and does not handle or hold possession of securities, and therefore is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

See Report Of Independent Registered Public Accounting Firm

PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

**Report of Independent Registered Public Accounting Firm on
Review of the Exemption Report**

**To the Board of Directors and Stockholder
IAM Capital Corporation**

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) IAM Capital Corporation (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 8, 2019

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Woodcliff Lake, NJ 07677 I Tel: 201.712.9800 I Fax: 201.712.0988 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

IAM CAPITAL CORPORATION'S EXEMPTION REPORT

IAM Capital Corporation (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (SEC). This Exemption Report was prepared as required by SEC Rule 17a-5(d)(4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

2) The Company met the identified exemption provisions of Rule 15c3-3 under paragraph (k)(2)(i) throughout the most recent fiscal year without exception.

_____

IAM CAPITAL CORPORATION

I, Lane Bucklan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: _Chief Compliance Officer_

February 8, 2019